December 2, 2014

Via EDGAR

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.

Form 10-K for the year ended December 31, 2013

Filed February 21, 2014

Form 10-Q for the period ended September 30, 2014

Filed November 7, 2014

File No. 1-31922

Dear Mr. Cash:

This letter relates to the letter dated November 24, 2014 (the “Letter”) from the Securities and Exchange Commission (the “Commission”) concerning its staff’s review of the Tempur Sealy International, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed by the Company on February 21, 2014, and Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed by the Company on November 7, 2014.

Given the Thanksgiving holiday and the desire to provide a thorough response, the Company requested an extension of the time to file a response by telephone on December 1, 2014, and Lisa Etheredge granted an extension of the time to file to December 23, 2014. This letter confirms that the Company will respond to the Letter on or before December 23, 2014.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at (859) 455-1221 or John R. Utzschneider of Morgan, Lewis & Bockius LLP at (617) 951-8852.

Sincerely,

/s/ Dale E. Williams

Dale E. Williams

Executive Vice President and Chief Financial Officer

cc:	Bhaskar Rao, Chief Accounting Officer and Senior Vice President, Finance

Lou H. Jones, Executive Vice President and General Counsel

John R. Utzschneider, Morgan, Lewis & Bockius LLP